August 18, 2006

Edward J. Quilty
President
Derma Sciences, Inc.
214 Carnegie Center, Suite 100
Princeton, NJ 08540

>   **Re: Derma Sciences, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed July 26, 2006**
>   **File No. 333-135028**

Dear Mr. Quilty:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Where you can find more information, page 8

1.   Please ensure that you have accurately incorporated your filings. For example, we note that you do not have an 8-K amendment filed on June 30, 2006 although you incorporate one by reference.

Selling Shareholders, page 10

2.   We note your response to prior comment 2. Please disclose the terms of your transactions with the selling shareholders. Also disclose the number of offered shares that underlie warrants.

3.   We note your response to our prior comment 3. Please disclose in the prospectus the identity of the individuals who beneficially own the shares held in the name of the entities included in the table.

4.   We note you are seeking to register 100,000 shares of stock for the broker-dealer Taglich Brothers, Inc. Please clarify how this broker-dealer acquired these shares. If this broker-dealer acquired these shares other than as underwriting compensation, please amend this registration statement to be on a form that you can use to conduct a primary offering of your securities and disclose that this seller is an underwriter.

5.   We note your response to our prior comment 4 regarding selling stockholders who are affiliates of broker-dealers. Please disclose, if true, that the sellers purchased in the ordinary course of business, and at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to make those statements, you would need to file this registration statement on a form that you can use to conduct a primary offering and disclose that these sellers are underwriters.

6.   We note your response to comment 2 that the broker-dealer affiliates acquired the Placement Agent Warrants as their "respective shares of the compensation paid to Taglich Brothers in its capacity as Placement Agent."   Please tell us how these parties acquired all offered shares and describe in detail any exemption from registration used.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Brian Cascio at (202) 551-3676, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

                                                Sincerely,

                                                Russell Mancuso
                                                Branch Chief

cc: Raymond C. Hedger, Jr.